UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9055
Report For Period: January 1, 2000 to June 30, 2000


In the Matter of:
PUBLIC SERVICE COMPANY OF OKLAHOMA
CENTRAL AND SOUTH WEST CORPORATION





    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26735 dated June 27, 1997, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in SCIENTECH, Inc. (SCIENTECH): 1) a description of the types of services performed by SCIENTECH during the period; 2) a description of any services provided to CSW or PSO or any other CSW subsidiary by SCIENTECH during the period; 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests in SCIENTECH; and 4) a statement regarding the purchase by PSO of any additional Option Shares of SCIENTECH. This report covers the period January 1, 2000 to June 30, 2000.

                            Disposition of Interests

    On April 27, 2000 the Shareholders of Scientech, Inc. agreed to a Plan of Merger, dated as of April 16, 2000 among Scientech, Inc., Thoma Cressey Fund VI, L.P., and Scientech LLC. Scientech LLC is a wholly-owned subsidiary of Thoma Cressey and SAC, Inc. an Idaho company. As a result of the transaction, Public Service Company of Oklahoma sold 100% of its Class A and Class B common stock (representing 100% of PSO's ownership) in Scientech subject to the provisions of the agreement. Under the terms of the transaction, PSO received a portion of the proceeds in cash. The remaining amounts owed the shareholders, including PSO, will be distributed over a two year period subject to the terms of an Escrow Agreement. Finally, the merger did not include certain stock owned by Scientech in Frontier Mining, Ltd. Scientech, Inc. had received stock in Frontier Mining as a result of professional services (risk and reliability assessments and support in the development of a radiation safety program) for mining operations in Kazaghstan. These shares were distributed to the Class A and Class B shareholders including PSO. PSO was issued 44,365 shares of an estimated 1,665,173 diluted outstanding shares (including warrants, options and debt conversion rights).

1) Description of the types of services performed by SCIENTECH during the period

         SCIENTECH provided services, systems and instruments, which describe, regulate, monitor and enhance the safety and reliability of plant operations and their environmental impact. Nearly 40% of SCIENTECH's utility services business involves analysis and evaluation of operations, safety, and risk using proprietary technologies. Approximately 20% of SCIENTECH's utility services business is associated with engineering and operational support activities involving nuclear materials and facilities, design and installation of microwave transmission systems, and training and simulator instruction for nuclear power plants. Approximately 10% of SCIENTECH's utility services business involves the design and installation of enhanced physical security systems. Additionally, 10% of SCIENTECH's utility services business involves the support services related to environmental compliance and clean-up. Industry research, publication, information management and other network services account for 15% of SCIENTECH's utility business, the remaining 5% involves software sales, including software to support power plant operations.

         Under contracts with the U.S. Department of Energy relating to the nuclear industry, SCIENTECH provides government agency services to the U.S. Department of Defense and the Nuclear Regulatory Commission. SCIENTECH's government agency services business principally involves the design and installation of enhanced physical security systems and work requiring skills in safety analysis and assessment, knowledge of secure handling of nuclear materials, technical review, technical policymaking and technical policy implementation.

         Additionally, SCIENTECH applies some of its expertise to applications outside of government and utility operations. SCIENTECH has sold environmental services to mining operations, internet services to non-utilities, and risk and reliability services to the industrial sector.

2) Description of any services provided to CSW or PSO or any other CSW subsidiary by SCIENTECH during the period

         SCIENTECH provided risk and reliability database subscription services to the South Texas Project (STP), a nuclear generating plant owned in part by Central Power and Light Company, a subsidiary of CSW. In addition, SCIENTECH has an agreement with STP to provide database maintenance services.

3) Statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its equity interests in SCIENTECH

         No interest or dividends were paid to PSO during the period nor cumulatively.

4) Statement regarding the purchase by PSO of any additional Option Shares of SCIENTECH

         PSO does not have any outstanding SCIENTECH options. There were no purchases of additional Option Shares of SCIENTECH for the six-month period ended June 30, 2000.

     This will be the final Certificate of Notification filed in this matter.

                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 29th day of August, 2000.

                                      Public Service Company of Oklahoma


                                       /s/ A. A. Pena
                                           A. A. Pena
                                           Treasurer